EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

Cypress Semiconductor (Minnesota) Inc.	Delaware
Cypress Semiconductor (Texas) Inc.	Delaware
Cypress Semiconductor Technology, Ltd.	Cayman Islands
Cypress Manufacturing Ltd.	Cayman Islands